July 06, 2007

Mail Stop 3561

Randel G. Owen
Executive Vice President and Chief Financial Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111

RE: **Emergency Medical Services Corporation and**
Emergency Medical Services L.P. (the Company)
File No. 001-32701 and 333-127115
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Owen:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Michael Fay
     Branch Chief